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CUSIP No. 893375105                                  Page  1  of  5  Pages
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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                                SCHEDULE 13D
                                (Rule 13d-101)

        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
           RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                RULE 13d-2(a)
                             (Amendment No.     )*


                           TRANS WORLD GAMING CORP.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                COMMON STOCK
--------------------------------------------------------------------------------
                      (Title of Class of Securities)


                                  893375105
            -------------------------------------------------------
                               (CUSIP Number)


                           Keenan Wolens, Trustee
    8730 Wilshire Blvd., Suite 300, Beverly Hills, CA  90021 (310) 367-8987
--------------------------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)


                                  12/03/99
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 893375105                                  Page  2  of  5  Pages
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-------------------------------------------------------------------------------
 (1) Name of Reporting Person.
     I.R.S. Identification No. of Above Person (Entity)

     Ravich Children Permanent Trust
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group                                (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
     / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     California trust
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               1,250,727
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                  -0-
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  1,250,727
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     1,250,727
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

     / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     27.1%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     00
-------------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 893375105                                  Page  3  of  5  Pages
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Item 1.       Security and Issuer.

     This statement on Schedule 13D (the "Statement") relates to the Common Stock, $.001 par value (the "Common Stock"), of Trans World Gaming Corp. (the "Issuer"). The principal place of business of the Issuer is One Penn Plaza, Suite 1503, New York 10119-0002.

Item 2.       Identity and Background.

              (a) This statement is filed on behalf of the Ravich Children Permanent Trust, a trust for which Keenan Wolens is the trustee (the "Ravich Children Trust"). The Ravich Children Trust is referred to herein as the "Reporting Person".

              (b)  Keenan Wolens
                   c/o Amir Development Co.
                   8730 Wilshire Boulevard, Suite 300
                   Beverly Hills, California 90211

              (c) The Ravich Children Trust is a trust holding certain investment assets, and Mr. Wolens is the trustee thereof.

              (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

              (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              (f)  N/A

Item 3.       Source and Amount of Funds or Other Consideration.

     The funds for the purchase of the Common Stock by the Ravich Children Trust came from the personal funds of such trust.

Item 4.       Purpose of the Transaction.

     On October 7, 1999, the Ravich Children Trust purchased warrants of the Issuer that give the Ravich Children Trust the right to purchase 416,909 shares of Common Stock at an exercise price of $0.01 per share. On November 2, 1999, the Ravich Children Trust purchased warrants of the Issuer that give the Ravich Children Trust the right to purchase 833,818 shares of Common Stock at an exercise price of $0.01 per share. The Ravich Children Trust exercised both such warrants on December 3, 1999.

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CUSIP No. 893375105                                  Page  4  of  5  Pages
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     The Reporting Person has no present plans or proposals which relate to or would result in any of the following (although the right to develop such plans or proposals is reserved): (i) the acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;
(ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer's present Board of Directors; (v) any material change in the present capitalization or dividend policy of the Issuer or in the Issuer's business or corporate structure; (vi) any other material change in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person; (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or (ix) any action similar to any of those enumerated above.

Item 5.          Interest in Securities of the Issuer.

                 (a) The Ravich Children Trust beneficially owns 1,250,727
                     shares of the Issuer's Common Stock, or 27.1%.

                 (b) The Ravich Children Trust has sole voting and investment power over the shares of Common Stock currently held by it. Mr. Wolens, as trustee of the Ravich Children Trust, may be deemed to have the power to vote and dispose of the Shares by virtue of his relationship as trustee.

                 (c) None of the Reporting Persons has had any other
                     transaction in the Common Stock of the Company within the last 60 days.

                 (d) Not Applicable.

                 (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                 There are no contracts, understanding or relationships (legal or otherwise) among or between the Reporting Person or, to the best of its knowledge, its respective officers, directors or general partners or between or among any of such persons and with respect to any securities of the Issuer.

Item 7.          Material to be Filed as Exhibits.

                 N/A

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                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 7, 1999                         RAVICH CHILDREN PERMANENT TRUST



                                         By:  /s/ KEENAN WOLENS
                                         -----------------------------------
                                         Keenan Wolens, Trustee